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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                          AMN HEALTHCARE SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    001744101
                                 (CUSIP Number)

                                 STEVEN FRANCIS
                        C/O AMN HEALTHCARE SERVICES, INC.
                         12235 EL CAMINO REAL, SUITE 200
                           SAN DIEGO, CALIFORNIA 92130
                            TEL. NO.: (800) 282-0300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 18, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP 001744101                                                    Page  2 of 12
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Steven Francis
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                                7       SOLE VOTING POWER

                                        1,196,710
                                        (Includes options to purchase
                                         1,196,610 shares of Common Stock)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,216,822
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        1,196,710
                                        (Includes options to purchase
                                         1,196,610 shares of Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,216,822
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,413,532
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%
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14       TYPE OF REPORTING PERSON

                  IN
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
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CUSIP 001744101                                                    Page  3 of 12
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Francis Family Trust, dated May 24, 1996, as amended
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  California
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                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      1,214,422
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,214,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,214,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
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14       TYPE OF REPORTING PERSON

                  OO
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

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CUSIP 001744101                                                    Page  4 of 12
-----------------------------                      -----------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of AMN Healthcare Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12235 El Camino Real, Suite 200, San Diego, California 92130.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Statement on Schedule 13D is being filed by Steven Francis ("Mr. Francis") and The Francis Family Trust dated May 24, 1996, as amended, a California trust (the "Trust" and collectively, the "Reporting Persons").

                  (b) - (c)

                  STEVEN FRANCIS
                  --------------

                  Mr. Francis is the President and Chief Executive Officer of the Company. The business address of Mr. Francis is 12235 El Camino Real, Suite 200, San Diego, California 92130.

                  THE FRANCIS FAMILY TRUST
                  ------------------------

                  The Trust is a revocable trust established under the laws of California, the principal business of which is to hold property on behalf of the beneficiaries. The principal address of the Trust is P.O. Box 675770, Rancho Santa Fe, CA 92067. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the name, residence or business address, and present principal occupation or employment of each Trustee of the Trust is set forth below:

                                                   PRINCIPAL
                                                   OCCUPATION OR
      NAME           BUSINESS ADDRESS              EMPLOYMENT

Steven Francis      12235 El Camino Real,         President and CEO of AMN
                    Suite 200, San Diego,         Healthcare Services, Inc.
                    California
                    92130

Gayle Francis       P.O. Box 675770, Rancho       Entrepreneur
                    Santa Fe, CA 92067

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CUSIP 001744101                                                    Page  5 of 12
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                  (d)   None of the entities or persons identified in this Item
2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or person identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Francis is a co-founder of AMN Healthcare, Inc., the Company's predecessor company. On November 16, 2001, the Company completed an initial public offering of its Common Stock (the "Offering"). Except with respect to an aggregate of 2,500 shares of Common Stock purchased in the Offering for an aggregate purchase price of $42,900, Mr. Francis acquired the Common Stock as a founder of the predecessor company. In addition, prior to the Offering, in his capacity as an executive officer of the Company, Mr. Francis had been granted options to purchase a total of 2,966,449 shares of Common Stock. As of May 16, 2002, 1,196,610 of such options (all of which were granted to Mr. Francis by the Company prior to the Offering), will become exercisable, thus triggering the filing of this Statement on Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the securities described herein
(i) in connection with the founding of the Company, (ii) for investment purposes and (iii) in the case of the options, as compensation.

                  Neither the Trust nor Mr. Francis, in his individual capacity, have any present plans or proposals that relate to or that would result in:

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CUSIP 001744101                                                    Page  6 of 12
-----------------------------                      -----------------------------

                  (a) The acquisition by any person of additional securities of the issuer (other than shares of Common Stock to be acquired upon the exercise of outstanding options or options granted under the AMN Healthcare Services, Inc. 2001 Stock Option Plan), or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the Company's business or corporate structure;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j)   Any action similar to any of those enumerated above.

                  Notwithstanding the above, Mr. Francis may, in his capacity as an executive officer of the Company, have plans or proposals relating to items
(a) through (j) above and to such extent Mr. Francis declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead

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CUSIP 001744101                                                    Page  7 of 12
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of an executive officer. In addition, Mr. Francis may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Francis in light of his general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, Mr. Francis may be deemed to beneficially own an aggregate of 2,413,532 shares of Common Stock (which includes 1,214,422 shares of Common Stock held as a Trustee of the Trust, an aggregate of 100 shares of Common Stock held directly by Mr. Francis, an aggregate of 2,400 shares of Common Stock held as custodian for his son and daughter and 1,196,610 shares of Common Stock subject to options exercisable within 60 days of March 18, 2002) which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 42,289,770 shares of Common Stock outstanding as of April 26, 2002 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on April 26, 2002, represents approximately 5.6% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  The Trust may be deemed to beneficially own 1,214,422 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 42,289,770 shares of Common Stock outstanding as of April 26, 2002 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on April 19, 2002, represents approximately 2.8% of the outstanding shares of Common Stock.

                  (b) Mr. Francis may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 1,196,710 shares of Common Stock owned directly by him; Mr. Francis together with his wife, Gayle Francis, as Trustees of the Trust, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the 1,214,422 shares of Common Stock owned directly by the Trust; and Mr. Francis, together

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CUSIP 001744101                                                    Page  8 of 12
-----------------------------                      -----------------------------

with his wife, Gayle Francis, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the 2,400 aggregate shares of Common Stock held as custodian for his son and daughter.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) Other than with respect to the 2,400 aggregate shares of Common Stock held as custodian by Mr. Francis for his son and daughter and as to which Mr. Francis' son and daughter have the right to receive dividends from, or proceeds from the sale of the shares of Common Stock, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
        OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  On November 16, 2001, the Company completed the Offering. In connection with the Offering, and simultaneously with the consummation thereof, the Company, Mr. Francis, the Trust and certain other stockholders entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Mr. Francis and the Trust will be entitled to "piggy-back" registration rights pursuant to which they will have a right to participate in registrations initiated by the Company or certain other stockholders of the Company.

                  In addition, Mr. Francis is a participant in the Company's (i) 1999 Performance Stock Option Plan, (ii) 1999 Super-Performance Stock Option Plan and (iii) 2001 Stock Option Plan (collectively, the "Plans") pursuant to which an aggregate of 2,966,449 options have been granted to him.

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CUSIP 001744101                                                    Page  9 of 12
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                  The foregoing references to the Registration Rights Agreement and the Plans are qualified in their entirety by reference to Exhibits 2 through 13, which are incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Registration Rights Agreement among the Company, Mr. Francis, the Trust and other stockholders, incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1
                                       (File No. 333-65168).

                  Exhibit 3: 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1
                                       (File No. 333-65168).

                  Exhibit 4: Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

                  Exhibit 5: Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

                  Exhibit 6: 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

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CUSIP 001744101                                                   Page  10 of 12
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                  Exhibit 7:           Amendment, dated as of December 13, 2000,
                                       to the Super-Performance Stock Option
                                       Plan Stock Option Agreement, dated as of
                                       November 19, 1999, between the Company
                                       and Steven Francis, incorporated by
                                       reference to the exhibits filed
                                       with the Company's Registration Statement on Form S-1 (File No. 333-65168).

                  Exhibit 8: Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

                  Exhibit 9: 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1
                                       (File No. 333-65168).

                  Exhibit 10: Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

                  Exhibit 11: 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

                  Exhibit 12: Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on
                                       Form S-1 (File No. 333-65168).

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CUSIP 001744101                                                   Page  11 of 12
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                  Exhibit 13:          2001 Stock Option Plan Stock Option
                                       Agreement, dated as of January 17, 2002, between the Company and Steven Francis, incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1 (File No. 333-86952).

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CUSIP 001744101                                                   Page  12 of 12
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April  30, 2002.



                                      /s/ Steven Francis
                                      --------------------------------
                                      STEVEN FRANCIS



                                      THE FRANCIS FAMILY TRUST,
                                      dated May 24, 1996, as amended


                                      /s/ Steven Francis
                                      ---------------------------------
                                      By:  Steven Francis, as Trustee of the
                                           Francis Family Trust dated
                                           May 24, 1996, as amended


                                      /s/ Gayle Francis
                                      ---------------------------------
                                      By:  Gayle Francis, as Trustee of the
                                           Francis Family Trust dated
                                           May 24, 1996, as amended